Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES DELISTING OF NAL ENERGY
CORPORATION SHARES AND CONVERTIBLE DEBENTURES AND
THE COMMENCEMENT OF TRADING OF PENGROWTH DEBENTURES

(Calgary, June 1, 2012) /Marketwire/ - Pengrowth Energy Corporation is pleased to report that following the previously announced completion of their business combination with NAL Energy Corporation (“NAL”) on May 31, 2012, NAL’s common shares will be delisted from the Toronto Stock Exchange (“TSX”) at the close of business on June 5, 2012. Concurrently, the NAL debentures will also cease trading under the previous symbols at the close of business on June 5, 2012 and will commence trading as Pengrowth debentures under the symbols PGF.DB, PGF.DB.A and PGF.DB.B on June 6, 2012.

Pengrowth also announces that it has made a repurchase offer for the former NAL 6.75% debentures and 6.25% Series A debentures, at a price equal to 101% of their respective principal amounts plus accrued and unpaid interest and a price equal to 100% of the principal amount of the former NAL 6.25% Series B debentures plus accrued and unpaid interest.  Should a holder of the former NAL debentures elect not to accept the repurchase offer, the debentures will remain outstanding as obligations of Pengrowth and will mature as originally set out in their respective indentures.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and liquids-rich gas and the Lindbergh Steam Assisted Gravity Drainage ("SAGD”) project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111